Exhibit 1.02
ION Geophysical Corporation
Conflict Minerals Report
For The Calendar Year Ended December 31, 2013
This report for the calendar year ended December 31, 2013 is presented by ION Geophysical Corporation (the “Company”) to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). When used in this report, “Company,” “we,” “our,” and “us” refer to ION Geophysical Corporation and its consolidated subsidiaries, except where the context otherwise requires or as otherwise indicated.
The Rule was adopted by the Securities and Exchange Commission (the “SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. The Rule imposes certain obligations on SEC registrants whose manufactured products contain conflict minerals that are necessary to the functionality or production of their products. Conflict Minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, or their derivatives, which are limited to tin, tantalum, tungsten, and gold (collectively, “3TG”). These requirements apply to registrants whatever the geographic origin of the conflict minerals and whether or not the minerals fund armed conflict.
The registrant must conduct in good faith a reasonable country of origin inquiry regarding those conflict minerals that is reasonably designed to determine whether any of the conflict minerals originated in the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”), or are from recycled or scrap sources. If the registrant determines that the conflict minerals in its products originated from sources other than the Covered Countries or came from recycled or scrap sources, the registrant must submit a Form SD that describes the steps that the registrant took to determine the origin of the conflict minerals in its products.
If a registrant has reason to believe, based on its country of origin inquiry, that any of the conflict minerals in its supply chain may have originated in the Covered Countries and not from recycled or scrap sources, or if the registrant is unable to determine the country of origin of those conflict minerals, then the registrant must exercise due diligence on the source and chain of custody of the conflict minerals and the registrant must annually submit a report, referred to as a Conflict Minerals Report (“CMR”), to the SEC that includes a description of those due diligence measures. With certain exceptions, the due diligence measures may be required to include an independent private sector audit of the CMR that is conducted in accordance with standards established by the Comptroller General of the United States and certified.

Any registrant that is unable to determine, after exercising due diligence, whether or not its products contain conflict materials that directly or indirectly finance or benefit armed groups in the Covered Countries or whether or not its conflict minerals were obtained from recycled or scrap sources, must also disclose the steps it has taken or will take, if any, since the end of the period covered in its most recent prior CMR to mitigate the risk that its conflict minerals benefit armed groups, including any steps to further its due diligence.
1.Company and Products Overview
The Company is a global, technology-focused company that provides geophysical technology, services and solutions to the global oil and gas industry. The Company’s offerings are designed to allow oil and gas exploration and production companies to obtain higher resolution images of the earth’s subsurface during exploration, exploitation and production operations to reduce the risk in exploration and reservoir development, and to enable seismic contractors to acquire geophysical data safely and efficiently. The Company acquires and processes seismic data from seismic surveys in regional data programs, which then become part of its seismic data library. A portion of the Company’s business involves the manufacture and sale of products that contain 3TG.
2.    Supply Chain Overview
The Company's supply chain is complex. The Company’s manufacturing processes for the above group of products require a large volume of components that the Company purchases from contract manufacturers as an alternative to the Company’s own manufacturing of products. The Company is many levels removed from the actual mining of conflict minerals. Further, the Company does not make purchases of raw ore or unrefined conflict minerals and makes no direct purchases of components in or from the Covered Countries. As a result of its extensive use of suppliers, the Company is required to rely upon its direct suppliers to provide information on the origin of the 3TG contained in products, components and materials supplied to the Company, including sources of 3TG that are supplied to the direct suppliers from lower tier suppliers.
3.    Due Diligence Performed
This section describes the measures the Company has taken to exercise due diligence on the course and chain of custody of the conflict minerals.
A.    Conflict Minerals Policy
The Company has adopted the below Conflict Minerals Policy Statement, which governs the supply chain of conflict minerals from Covered Countries. The policy is publicly available in the Investor Relations – Corporate Governance portion of the Company’s website at www.iongeo.com.
ION Geophysical Corporation
Conflict Minerals Policy Statement
We support ending the violence and human rights violations in the mining of certain minerals from the eastern Democratic Republic of the Congo (DRC) and surrounding countries. As a result, the U.S. Securities and Exchange Commission (“SEC”) adopted rules to implement reporting and disclosure requirements related to “conflict minerals,” as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. The rules require certain manufacturers to disclose whether the products they manufacture or contract to manufacture contain “conflict minerals” that are “necessary to the functionality or production” of those products.
The definition of “conflict minerals” refers to cassiterite (tin), columbite-tantalite (tantalum), gold and wolframite (tungsten), regardless of where they are sourced, processed or sold. The U.S. Secretary of State may designate other minerals in the future. We support these requirements to further the humanitarian goal of ending violent conflict in the DRC and in surrounding countries, which has been partially financed by the exploitation and trade of “conflict minerals.” We are committed to working with our global supply chain to ensure compliance with the SEC’s conflict minerals rules.
OUR COMMITMENT:
1.    To support the objectives of U.S. law on the supply of “conflict minerals.”
2.    To not knowingly procure conflict minerals that originate from the DRC or surrounding countries that are not certified as “conflict free.”
3.    To ensure compliance with these requirements and to ask our suppliers to undertake reasonable due diligence with their supply chains to assure that conflict minerals are being sourced only from:

•	Mines and smelters outside the DRC and surrounding countries; or

•	Mines and smelters that have been certified as “conflict free” if sourced within the DRC and surrounding countries.
This due diligence includes having our suppliers cooperate with our conflict minerals due diligence process, which includes providing us, from time to time, with written confirmation and other information concerning the origin of conflict minerals included in products and/or components supplied to us. Our goal is to ensure that only “conflict free” materials and components are used in products that we procure.
If we discover the use of conflict minerals that are not considered to be “conflict free” in any material, parts or components we procure, we will take appropriate actions to work with our suppliers to identify alternative sources, with a goal of transitioning product to be “conflict free.”
Sincerely,
Brian Hanson
President and Chief Executive Officer

B.    Country of Origin Inquiries with Supply Chain

The Company conducted an analysis of its products and concluded that 3TG can be found in some of the electronic components and materials supplied to it for inclusion in certain of its products.
Tracing materials back to their mine of origin is a complex process, involving multiple layers of suppliers and sub-tier suppliers. In order to manage the scope of this task, the Company must rely upon its direct suppliers to provide information on the origin of the 3TG contained in components and materials supplied to the Company, including sources of 3TG that are supplied to the Company’s suppliers by their direct suppliers and their indirect sub-tier suppliers. Because a significant number of the Company’s marine and geophone products contain 3TG, the Company decided to send inquiries to all suppliers from whom relevant parts and components were purchased during the calendar year 2013, unless the Company was able to independently determine that the supplier’s part or component did not contain 3TG. Consequently, commencing in July 2013, the Company contacted approximately 185 of its direct suppliers. Not all of the suppliers initially contacted provide parts or components containing 3TG. The communication with the suppliers explained the Rule and solicited responses regarding the origin of the conflict minerals. Upon receiving a response from each supplier, the Company reviewed each response and followed up with the supplier as necessary as a result of any inconsistent or incomplete responses. The Company also sent reminders to suppliers who did not respond to the request for information. Most suppliers were contacted numerous times during the due diligence process.
Through the date of this report:

•
A portion of the suppliers either provided an incomplete or inconclusive response or did not provide any response. Based on these results, the Company did not receive sufficient information to be able to formulate a reasonable conclusion as to whether the 3TG in its supply chain did not originate in the Covered Countries or was from recycled or scrap sources.

•	It was determined that 26% of the suppliers do not supply the Company with parts or components containing 3TG.

•	No supplier has indicated to the Company that it has supplied parts or components to the Company containing 3TG from sources that support conflict in the Covered Countries.
4.    Future Due Diligence and Risk Mitigation Plans
Due to the extent and complexity of the Company’s products and respective supply chains, it will take time for many of the Company’s suppliers and their sub-tier suppliers to verify the origin of all of the minerals. The Company intends to continue to engage and work with its supply chain to perform and complete the due diligence process so that the Company is able to determine the origin of all of the 3TG used in its products. In addition, the Company intends to include a conflict minerals flow-down clause in new contracts with suppliers. In accordance with the Company’s Conflict Minerals Policy Statement, if the Company concludes that any of its suppliers are supplying it with 3TG from sources that support conflict in the Covered Countries, the Company would intend to engage the supplier to establish an alternative source of 3TG that does not support such conflict.